# U.S. SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549





## FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

**ROYAL BANK OF CANADA**

(Exact name of registrant as specified in its charter)



200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Senior Vice-President
& Corporate Secretary

1 Place Ville Marie
Montreal, Quebec
Canada H3C 3A9
Attention: Senior Vice-President
& Corporate Secretary

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connect with Rule 12g3-2(b) __________

CRGH

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ROYAL BANK OF CANADA**

By: ______________________

Name: Ian MacKay

Title: Executive Vice-President

Date: June 27, 2002

**ROYAL BANK OF CANADA TO REPURCHASE UP TO 20 MILLION COMMON SHARES**

**TORONTO, June 20, 2002** — Royal Bank of Canada today announced the launch of its normal course issuer bid to purchase, for cancellation, up to 20 million of its common shares through the facilities of the Toronto Stock Exchange.

The purchase of common shares under the normal course issuer bid will enable the Bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value.

The shares that may be repurchased represent approximately three per cent of the bank's outstanding common shares. As of June 17, 2002 there were 674,440,269 common shares of the bank outstanding.

Purchases under the normal course issuer bid may commence on June 24, 2002 and continue for a period of one year. The amount and timing of any such purchases will be determined by the bank.

As of June 14, 2002, the Bank has purchased 15,265,600 common shares at an average price of $49.2571 under the bank's normal course issuer bid which will expire on June 21, 2002.

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**Media contact:**
Beja Rodeck, Media Relations, Toronto, (416) 974-5506

**Investor contact:**
Nabanita Merchant, Investor Relations, Toronto, (416) 955-7803